[redacted]

14049531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Systematized Benefits Administrators, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hultgren 860-580-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd, Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/27

AP 3/26

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Systematized Benefits Administrators, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

My Commission Exp. Oct 31, 2016

DENISE M. NOWAKOWSKI NOTARY PUBLIC CONNECTICUT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

Systematized Benefits Administrators, Inc.
Year ended December 31, 2013
with Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

Systematized Benefits Administrators, Inc.
Financial Statements and Supplementary Information
Year ended December 31, 2013

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Systematized Benefits Administrators, Inc.

We have audited the accompanying financial statements of Systematized Benefits Administrators, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better
working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Systematized Benefits Administrators, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2014

Systematized Benefits Administrators, Inc.
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	6,539,368
Prepaid expenses		20,196
Receivable from affiliates (including $148,137 under tax sharing agreement)		148,137
Other assets		79,033
Total assets		6,786,734
Liabilities and shareholder's equity		
Liabilities:		
Payable to affiliates		469,270
Other liabilities		181,297
Total liabilities		650,567
Shareholder's equity:		
Common stock, par value $1.00 (1,000 shares authorized, issued and outstanding)		1,000
Paid-in capital		99,000
Retained earnings		6,036,167
Total shareholder's equity		6,136,167
Total liabilities and shareholder's equity	$	6,786,734

The accompanying notes are an integral part of these financial statements.

Systematized Benefits Administrators, Inc.
Statement of Income
Year ended December 31, 2013

Revenues:		
Service fees	$	2,355,383
Total revenues		2,355,383
Expenses:		
Sales and administrative expenses		1,905,971
Regulatory fees and expenses		39,942
Total expenses		1,945,913
Income before taxes		409,470
Income tax expense		155,060
Net income	$	254,410

The accompanying notes are an integral part of these financial statements.

Systematized Benefits Administrators, Inc.
Statement of Changes in Shareholder's Equity
Year ended December 31, 2013

	Common Stock	Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2013	$ 1,000	$ 99,000	$ 5,781,757	$ 5,881,757
Net income	-	-	254,410	254,410
Balance at December 31, 2013	$ 1,000	$ 99,000	$ 6,036,167	$ 6,136,167

The accompanying notes are an integral part of these financial statements.

Systematized Benefits Administrators, Inc.
Statement of Cash Flows
Year ended December 31, 2013

Cash flows from operating activities		
Net income	$	254,410
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in amounts payable to/receivable from affiliates		305,503
Decrease in prepaid expenses		530
Net change in other liabilities and other assets		154,963
Net cash provided by operating activities		715,406
Net increase in cash		715,406
Cash at beginning of the year		5,823,962
Cash at end of the year		6,539,368
Supplemental disclosure of cash flow information		
Income taxes paid	$	332,838

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Systematized Benefits Administrators, Inc. (the "Company") is a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. ("Lion"), and ultimately of ING U.S., Inc. ("ING U.S."). Until the date of the ING U.S. initial public offering described below, ING U.S. was a wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in the Netherlands.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934. It is a member of Financial Industry Regulatory Authority ("FINRA") and is also registered with the appropriate U.S. jurisdictions and state securities authorities as a broker-dealer. The Company provides third party administration services to employers for employee benefit plans they administer.

ING divested 25% of ING U.S. on May 7, 2013, in ING U.S.'s initial public offering, and an additional 4% on May 31, 2013 following the exercise by the underwriters in the initial public offering of an option to purchase additional shares. ING Group divested an additional 14% of ING U.S. on October 29, 2013, in a registered offering, reducing its total ownership to 57% as of that date.

On April 11, 2013, ING U.S. announced plans to rebrand as Voya Financial, and in January 2014, ING U.S. announced additional details regarding the operational and legal work to rebrand. Based on current expectations, ING U.S., Inc. will change its legal name to Voya Financial, Inc. in April 2014, and in May 2014 its Investment Management business will rebrand to Voya Investment Management and its Employee Benefits business will begin using the Voya Financial Brand. Further, in September 2014, ING U.S.'s remaining businesses will begin using the Voya Financial brand and all remaining ING U.S. legal entities that currently have names incorporating the "ING" brand will change their names to reflect the Voya brand. ING U.S. anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its

financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash consists of cash on deposit.

Revenue and Expense Recognition

Service fees, consisting of maintenance and administrative fees, are recorded as revenue when earned. Sales and administrative expenses are recorded when incurred.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued. Refer to Footnote 6 for identified subsequent event.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING U.S. Generally, the Company recognizes the current and deferred income tax consequences that result from the it's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING U.S. consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S. which provides that, for 2013 and subsequent years, ING U.S. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Income tax expense consists of the following for the year ended December 31, 2013:

Current:		
Federal	$	136,622
State		18,438
	$	155,060

Variations from the federal statutory rate are as follows for the year ended December 31, 2013:

Expected federal income tax expense at statutory rate of 35%	$	143,315
State income tax expense, net of federal benefit		11,745
Income tax expense	$	155,060

The Company did not have any book-to-tax differences in the bases of its assets and liabilities; accordingly, the Company did not have any deferred tax assets or deferred tax liabilities at December 31, 2013. The Company had a federal income tax sharing receivable of $148,137, which has been included in receivable from affiliates and state income tax receivables of $43,610, which has been included in other assets on the Statement of Financial Condition.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

During the first quarter 2013, the IRS completed its examination of ING U.S. returns through tax year 2011. The 2011 audit settlement did not have a material impact on the Company's financial statements. ING, U.S. is currently under audit by the IRS, and it is expected that the examination of tax year 2012 will be finalized within the next twelve months. ING, U.S. and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2012 through 2014.

4. Related Party Transactions

Substantially all of the administrative and support functions of the Company are provided by ING Life Insurance and Annuity Company ("ILIAC") and its affiliates. The financial statements reflect allocated charges for these services based upon written agreements and measures appropriate for the type and nature of service provided.

Service fees include revenue from ILIAC to compensate the Company for services performed on ILIAC's behalf. Revenue from these services was $1,383,666.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

5. Concentration of Revenue with a Customer

The Company has a customer from whom all of the Company's revenue is earned. The loss of this customer will have a material adverse effect on the earnings of the Company.

6. Subsequent Events

The customer cited in Footnote 5 terminated its relationship with the Company on January 31, 2014. The Company was incorporated to provide services for this customer and accordingly has ceased operations and has filed a Form BDW with the SEC on January 3, 2014 to withdraw its broker-dealer registration.

The Company incurred severance expense of $469,324 during 2013, which has been included in sales and administrative expenses on the Statement of Income. Ongoing operating expenses anticipated to be incurred in the future will be minimal and will be covered by the existing cash and equity of the Company.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2013, the Company had net capital of $5,888,801, which was $5,845,430 in excess of its required net capital of $43,371. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was .11 to 1.

Supplementary Information

Systematized Benefits Administrators, Inc.
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2013 **Schedule I**

Net capital		
Total shareholder's equity		$ 6,136,167
Less: non-allowable assets		
Receivable from affiliate	$ 148,137	
Other assets	79,033	
Prepaid expenses	20,196	
Total nonallowable assets		247,366
Net capital		$ 5,888,801
Aggregate indebtedness		$ 650,567
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)		$ 43,371
Excess net capital		$ 5,845,430
Ratio of aggregate indebtedness to net capital		.11 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2013 filed on January 27, 2014.

Systematized Benefits Administrators, Inc.
Statement Pursuant to SEC Rule 17a-5(d)(3)
Computation for Determination of Reserve Requirements
December 31, 2013 **Schedule II**

Exemptive Provision

The Company is exempt from Rule 15c3-3 Exhibit A of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(1) of that Rule.

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control requirements under paragraph (k)(1) of that Rule.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Shareholder and Board of Directors
Systematized Benefits Administrators, Inc.

In planning and performing our audit of the financial statements of Systematized Benefits Administrators, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2014

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